December 11, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Forum Funds – Registration Statement on Form N-14
 File No. 333-163107

Dear Sir or Madam:

On behalf of Forum Funds (the “Trust”), transmitted herewith for filing is a Pre-Effective Amendment No. 1 (“PEA No. 1”) to a registration statement for the Trust on Form N-14 (the “Registration Statement”) previously filed with the Securities and Exchange Commission (“Commission”) November 13, 2009.  The purpose of PEA No. 1 is to respond to the comments of the SEC staff regarding the Registration Statement.

Pursuant to Rule 488 under the Securities Act of 1933, as amended, registrant files PEA No. 1.  Pursuant to Rule 461 under the Securities Act, registrant requests that the Commission, having due regard for the public interest, accelerate the effectiveness of PEA No. 1 and declare it effective on December 14, 2009 or as soon as possible thereafter.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Cc:           David Faherty
   Atlantic Fund Administration

December 11, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Forum Funds – Registration Statement on Form N-14
 File No. 333-163107

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Forum Funds (the “Registrant”) that the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 be accelerated so that it may become effective on December 14, 2009, or as soon thereafter as practicable.

Very truly yours,

Foreside Fund Services, LLC

/s/ Nanette Chern
Nanette Chern